FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of August 25, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc
(LSE: SIG, Nasdaq NMS: SIGY)

Embargoed until 09.00 a.m. (BST)	25 August 2004

NOTICE OF ANNOUNCEMENT

SIGNET GROUP PLC INTERIM RESULTS

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world's largest speciality retail jeweller, will announce its interim results for the 26 weeks to 31 July 2004, at 12.30 p.m. (BST) on Wednesday 1 September 2004.

On that date there will be an analysts' meeting in London, at 2.00 p.m. (BST) and 9.00 a.m. (EDT). For all interested parties there will be a simultaneous audio webcast available on the Signet Group web site (www.signetgroupplc.com) and a live telephone conference call. The details for the conference call are:

European dial-in:	+44(0)207 984 7582	Password: "Signet"
European 48 hr. replay:	+44 (0)207 984 7578	Access code: 848463
US dial-in:	+1 718 354 1158	Password: "Signet"
US 48 hr. replay:	+1 718 354 1112	Access code: 848463

A video webcast of the presentation is expected to be available from close of business 1 September 2004 at www.signetgroupplc.com and on the Thomson RAW broadband network.

For further information:

Tim Jackson, Investor Relations Director:       +44 (0) 20 7399 9520

Mike Smith, Brunswick:                                 +44 (0) 20 7404 5959

Yuhau Lin, Taylor Rafferty:                            +1 212 889 4350

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   August 25, 2004